Exhibit 99.1

MindMed Announces Project Angie, Targeting the Treatment of Pain with Psychedelics

New York, NY - May 5, 2021 – Mind Medicine (MindMed) Inc. (“MindMed” or the “Company”) (NASDAQ: MNMD, NEO: MMED, DE: MMQ), a leading psychedelic-inspired medicine company announces the launch of its Project Angie to advance the development of psychedelics, including LSD, to treat pain conditions. MindMed is currently exploring two primary clinical indications for the treatment of pain.

For the commencement of Project Angie, MindMed will initiate a study of LSD in a severe pain indication. MindMed is currently preparing a pre-IND briefing package for this Phase 2a Proof of Concept study which it plans to submit to the FDA in the second half of 2021. In addition, the Company is also evaluating a second indication in a common, often debilitating, chronic pain syndrome.

Patients experiencing chronic pain represent a large and growing segment of the population and, according to IQVIA, the global market for analgesics is expected to grow over $31 billion by 2030. At the same time, overuse of opioids in the treatment of pain has contributed to the opioid epidemic in the United States and around the world. There has been little innovation in the pain market in decades and the treatment paradigm is still dominated by opioids and nonsteroidal anti-inflammatory drugs (NSAIDs).

Preliminary evidence, including a clinical study co-authored by MindMed collaborating researchers Prof. Dr. Matthias Liechti and Dr. Kim Kuypers, suggests that psychedelics may offer an entirely novel mechanism of action for treating pain, which could ultimately offer patients a new treatment option. The exact mechanisms by which psychedelics may carry out their analgesic effect have not been fully characterized but may involve direct effects on endogenous pain modulation pathways. This mechanism is particularly relevant as altered function, or dysfunction, of these pain modulation pathways has been implicated in a range of pain syndromes.

“Evidence dating back to the 1950s suggests that LSD and other psychedelics may have analgesic effects, but this treatment area remains largely untapped by companies studying psychedelics, with the majority of research focusing solely on psychiatric indications” said MindMed Chief Development Officer, Rob Barrow.

MindMed CEO & Co-Founder J.R. Rahn said “With the launch of Project Angie, we seek to align closely with MindMed’s core mission to improve mental health and combat substance use for the many patients in need. If we can help to develop a new paradigm to treat pain, it may have the potential to greatly reduce the use of addictive medicines such as opioids currently ravaging society and its mental health.”

Additional details about MindMed’s planned clinical trials in pain will be forthcoming.

About MindMed

MindMed is a clinical-stage psychedelic medicine biotech company that discovers, develops and deploys psychedelic inspired medicines and therapies to address addiction and mental illness. The company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including Psilocybin, LSD, MDMA, DMT and an ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed’s approach to developing the next generation of psychedelic inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ.

Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe", “potential” or "continue", or the negative thereof or similar variations. Forward-looking information in this news release include, but are not limited to, statements regarding the Company’s plans and the timing of such plans related to its study of LSD in a severe pain indications, the potential benefits associated with psychedelics as a pain treatment option generally and compared to other currently available treatment options ability and the Company's other intended future business plans and operations. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings “Risk Factors” in the Company’s filings with the securities regulatory authorities in all provinces and territories of Canada which are available under the Company’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact: mindmed@150bond.com